Filer: Sprott Physical Silver Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: September 8, 2015

September 8, 2015

Dear Unitholder,

TIME IS RUNNING OUT! TENDER YOUR UNITS TO SPROTT TODAY!

DON’T MISS YOUR CHANCE TO OWN AN INVESTMENT THAT OFFERS GREATER
VALUE AND SECURITY THAN SILVER BULLION TRUST

Silver Bullion Trust (“SBT”) unitholders have a unique opportunity to exit an underperforming security that struggles to represent the underlying bullion you have sought to hold.  As SBT unitholders have learned the facts about SBT’s so-called “independent” trustees and their conflicting ties to the Spicer family,  support for the Sprott offer has continued to grow significantly.  However, the time to take advantage of the benefits of the Sprott offer is running out.

You need to take action and tender to the Sprott offer before it is too late.  Our offer expires on September 18, 2015, unless extended or withdrawn.

Only with Sprott Physical Silver Trust (“PSLV”) will you get the following benefits:

•                  A significant premium to the current value of your investment based on trading prices relative to NAV over the past two years.

•                  An investment that consistently reflects the actual price of silver.  Your SBT units have not done so for years.

•                  A regulated entity that is committed to your best interests and is managed by experienced, professional investors with a superior investment platform.  SBT is run by entrenched and conflicted Trustees and management who have taken no steps to improve the value of your investment and have only sought to maintain the status quo and enrich themselves at your expense.

•                  A highly liquid and sought after investment with a robust marketing department to attract new and high quality investors.  SBT fees seemingly go directly to the pockets of SBT Trustees and the Spicer family.

•                  A safe and secure investment. PSLV stores its silver at the Royal Canadian Mint, which is backed by the Canadian federal government.  SBT stores its silver in an ordinary commercial vault.

•                  Investor friendly redemption features that allow you to decide how and when to sell your investment.  SBT offers no option to redeem for physical bullion and forces you to take at least 10% less than the value of your investment if you redeem for cash.

ONLY YOU CAN UNLOCK IMMEDIATE VALUE FOR YOUR INVESTMENT.

YOU MUST TAKE ACTION BEFORE THE OFFER EXPIRES AT
5:00PM ON SEPTEMBER 18, 2015, UNLESS EXTENDED OR WITHDRAWN

If you do not tender your units, you risk remaining hostage to indifferent, conflicted trustees and management that have been unable or unwilling to provide you the value you deserve.

SBT unitholders who have questions regarding the Sprott offer are encouraged to visit our dedicated website at http://www.sprottadvantage.com or contact Sprott’s shareholder services agent, Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Thank you for your support.

Sincerely,

John Wilson

CEO, Sprott Asset Management

Important Notice

The offer by Sprott Asset Management LP (“Sprott”) to purchase the units of SBT (the “Sprott offer”) is subject to conditions.  Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015, July 7, 2015 and August 4, 2015, the notices of change dated August 18, 2015 and August 28, 2015, the notice of variation dated September 4, 2015, and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, Sprott Physical Silver Trust (“PSLV”) has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (a “Registration Statement”), which contains a prospectus relating to the Sprott offer (the “Prospectus”). This document is not a substitute for the Offer Documents, the Prospectus or the Registration Statement. SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SBT, PSLV AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT or PSLV. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.